Exhibit 99.2

TSX-V: AVU FRANKFURT: 8AM

410 – 325 Howe Street, Vancouver, BC Canada V6C 1Z7	T: (604) 687-3520 F: (888) 889-4874

June 9, 2014	NR 12 - 2014

Avrupa advances projects in Portugal, Kosovo and Germany

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Drilling planned for Alvalade and Covas in Portugal

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Alvito license covers 22 separate mineral targets

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JV discussions for Alvito and other licenses in Portugal underway

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Work at Slivovo, Kosovo, upgrades two target areas

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Exploration for tin and gold started at Erzgebirge, Germany

Avrupa Minerals Ltd. (AVU:TSXV) is pleased to provide an update on the recent progress of its exploration projects in Europe. The Company actively operates the Alvalade and Covas Joint Ventures in Portugal and the Slivovo Joint Venture in Kosovo.  In addition, Avrupa operates an Exploration Alliance in Portugal that covers country-wide generative exploration and one Exploration Alliance Property where more advanced exploration work is underway to assist in bringing that license to JV-ready status.

Portugal – Alvalade JV

The Company, along with JV funding partner Antofagasta Minerals, will initiate a further round of exploration drilling at the Alvalade Joint Venture in the Pyrite Belt of southern Portugal.  The drilling will target potential extensions of the Sesmarias massive sulfide-style mineralization described in recent news releases (February 27 and May 12, 2014).  The JV is budgeting for 2,700 to 3,000 meters of core drilling in the upcoming program, slated to start during the second week of June.

Portugal – Covas JV

Avrupa and Covas JV funding partner Blackheath Resources are currently undertaking a geophysical targeting program to help identify high grade tungsten possibilities in several areas around the Covas Project in northern Portugal.  The work covers target areas within the Covas Dome and at the Telheira prospect, as well as in several previously under-explored areas in the northwest reaches of the Covas Dome and Skarn Ring.  The Company expects to complete this work by the end of June.  Avrupa and Blackheath also expect to begin a core drilling project at Covas in late June to test for further high grade mineralization at the Castelo, Lapa Grande, Muito Seco, and Telheira prospect areas.  The goal of this work will be to extend known high grade tungsten mineralization in these areas and to assist in the initiation of the first NI 43-101-compliant resource calculation on the Covas Project.

Portugal – Alvito Project

The Company, with funding from Callinan Royalties Corp., has also completed another stage of exploration work on the Alvito license, located mostly in the Ossa Morena metallogenic zone and partially in the Pyrite Belt in southern Portugal.  The work brings the project up to JV-ready status, and the Company is actively engaging a potential partner for this Project.  Work over the past year at Alvito has identified eight separate copper and copper-gold targets in the Alcaçovas copper belt and another 14 poly-metallic targets of various types around the license.  Less than half of the Ossa Morena portion of the license has been reviewed, and virtually none of the Pyrite Belt portion has been visited by Company explorationists, to date, which leaves a large, open prospective area.  Several of the present targets could be drilled within 3-4 months of signing of a joint venture at Alvito.

Portugal – Projects added and dropped

Also in Portugal, Avrupa has applied for a license in the Freixeda gold district in the northeast part of the country.  Numerous quartz veins in the area were first mined during Roman times, and most recently in the mid 1950’s by a local mining group.  There has been little work or exploration completed in the district since that time.  The Company hopes to complete acquisition of the license before the end of the year.  Two other license applications located in the Pyrite Belt, Santa Margarida do Sado and Mertola, will be signed in the coming weeks.  In addition, Avrupa has applied to the Portuguese Mining Bureau to drop three licenses in northern Portugal due to lack of results appropriate for joint venture possibilities.

Kosovo – Slivovo Option

Avrupa started targeting work at Slivovo in mid-April, upon receipt of the first tranche of funding from Option partner Byrnecut International.  The Slivovo license covers a carbonate rock-hosted, polymetallic massive sulfide target around the site of the outcropping Pester gossan (roughly 170 by 70 meters in size) and a second, possible epithermal, target (open-ended strike length of 900 meters by at least 75 meters-wide zone of altered rocks), located approximately 1,000 meters away from the gossan.  Geological and spatial relationships between the two outcropping sites of mineralization suggest the possibility of a larger mineralized system, but much more technical work is needed to prepare for drill targeting.  Avrupa hopes to start a drill program at Slivovo late in Q3.

Results from sampling of three reconnaissance trenches in the area of the epithermal target, completed in 2013, show base metal anomalies in all three trenches, including:   162 meters @ 1,139 ppm lead and 1,417 ppm zinc in Trench 1; 82 meters @ 334 ppm lead and 660 ppm zinc in Trench 2; and 74 meters @ 1,289 ppm lead and 761 ppm zinc in Trench 3.  The anomalies in Trench 3 also include a section of 22 meters @ 1.3 ppm gold and 9.52 ppm silver.  These trenches cover a strike length of 400 meters of the known target.

The Company is preparing to extend all three trenches and will also construct several more trenches to cover more strike length of the target.  Avrupa geologists are presently detail mapping and sampling the Pester gossan zone, and will also undertake further reconnaissance-style sampling to attempt to better understand the size and potential of both target areas, as well as attempt to locate extensions and other mineralized locations.

Further information about the Slivovo project may be found on the newly updated Kosovo web pages at the Avrupa website:  www.avrupaminerals.com.

Germany – Erzgebirge Project

Avrupa and its partner Beak Associates on the Oelsnitz project in the Erzgebirge mining district of eastern Germany are presently doing follow-up geochemical sampling at several tin and gold anomalies around the license.  Results of this work will enable the Company to decide its next course of action on the project, as to whether the project is ready for joint venture.

New Projects

Avrupa also continues to review and assess projects in other areas of Europe that are located in favorable mining jurisdictions.  The Company may then acquire projects that are upgradeable with early stage exploration work to determine the potential for joint venture funding by new partners.

Avrupa Minerals Ltd. is a growth-oriented junior exploration and development company focused on discovery, using a prospect generator model, of valuable mineral deposits in politically stable and prospective regions of Europe, including Portugal, Kosovo, and Germany.

The Company currently holds 14 exploration licenses in three European countries, including eight in Portugal covering 2,951.6 km2, five in Kosovo covering 153 km2, and one in Germany covering 307 km2.  Avrupa operates three joint ventures and one exploration alliance in Portugal and Kosovo, including:

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The Alvalade JV, with Antofagasta, covering one license in the Iberian Pyrite Belt of southern Portugal, for Cu-rich massive sulfide deposits;

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The Covas JV, with Blackheath Resources, covering one license in northern Portugal, for intrusion-related W deposits;

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The Slivovo JV, with Byrnecut International, covering one license in central Kosovo, for gold and base metals related to carbonate-hosted massive sulfide deposits in the Vardar Mineral Trend; and

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The CalGen Exploration Alliance, with Callinan Royalties Corp., covering generative exploration throughout Portugal, and including specific prospect upgrade work on the Alvito IOCG license in southern Portugal.

Avrupa is currently upgrading precious and base metal targets to JV-ready status in a variety of districts on their other licenses, with the idea of attracting potential partners to project-specific and/or regional exploration programs.

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content.  Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  He has reviewed the technical disclosure in this release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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